

April 17, 2012

Via facsimile
Ms. Barbara R. Smith, Senior Vice President and CFO
Commercial Metals Company
6565 N. MacArthur Blvd.
Irving, TX 75039

> **Re:** **Commercial Metals Company**
> **Form 10-K for the fiscal year ended August 31, 2011**
> **Filed October 31, 2011**
> **Form 10-Q for the quarter ended February 29, 2012**
> **Filed April 6, 2012**
> **File No. 1-4304**

Dear Ms. Smith:

We have reviewed your response to our comment letter dated March 21, 2012 and the above filings and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Quarterly Period Ended February 29, 2012

Management's Discussion and Analysis . . . , page 18

Liquidity and Capital Resources, page 23

Cash Flows, page 24

We note you reference your days sales outstanding and days sales in inventory as compared to the same period in the prior year. However, you do not provide the comparison from the same period in the prior year. When making these types of disclosures in future filings, please also provide the applicable comparison. For example, disclosing the days sales outstanding and days sales in inventory from the same period in the prior year would provide more context for the comparison you seek to make.

You may contact Mindy Hooker at (202) 551-3732, Jessica Dickerson at (202) 551-3749 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief